U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Knooihuizen                          Louis                 D.
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   (Last)                           (First)             (Middle)

2185 Three Mile Road, N.W.
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                                    (Street)

Grand Rapids,                         MI                  49544
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

                   Bank West Financial Corportation ("BWFC")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

                                 September 2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          Sr. Vice President
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                               4.                              5.             Owner-
                                                               Securities Acquired (A) or      Amount of      ship
                                                  3.           Disposed of (D)                 Securities     Form:     7.
                                                  Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                    2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                  Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                   Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                          (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, par value $.01 per
share                                9/14/01        J(1)            2,000       D      $11.50    0             I        IRA
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Common Stock, par value $.01 per
share                                9/14/01        J(1)            398.6       D      $11.50    0             I        401(k) Plan
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Common Stock, par value $.01 per
share                                9/14/01        J(1)            1,280.7     D      $11.50    0             I        ESOP Trust
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Option to purchase                                                              Common
common stock        $9.00    9/14/01  J(1)            5,000  9/14/01  9/14/01   Stock    5,000   $0.00     0         D
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Option to purchase                                                              Common
common stock        $5.75    9/14/01  J(1)            5,000  9/14/01  9/14/01   Stock    5,000   $0.00     0         D
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Explanation of Responses:

(1) On September 14, 2001, Bank West Financial Corporation was acquired by Chemical Financial Corporation. In transaction, each share of Bank West common stock was converted into $11.50 cash. In addition, each outstanding stock option was converted into cash equal to the difference between $11.50 per share and the per share exercise price of the option. All unvested options vested immediately before the effective time of the transaction.



        /s/ Louis D. Knooihuizen                            October 10, 2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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